EMPIRE STATE BUILDING COMPANY L.L.C. AND AFFILIATES

CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Empire State Realty Trust, Inc.

We have audited the accompanying consolidated balance sheet of Empire State Building Company L.L.C. (the “Company”) and Affiliates as of December 31, 2012 and the related consolidated statements of income, changes in equity and cash flows for each of the two years in the period ended December 31, 2012.
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Empire State Building Company L.L.C. and Affiliates at December 31, 2012 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York
March 24, 2014

Empire State Building Company L.L.C. and Affiliates Consolidated Balance Sheet
Assets
Property — at cost December 31,_2012__

Leasehold improvements	$176,313,109
Subtenant improvements	70,255,123
Leasehold	99,150
Equipment	5,002,576
251,669,958
Less accumulated depreciation and amortization	56,365,487
Net Property	195,304,471
Other Assets:
Cash and cash equivalents	25,514,656
Cash — restricted — tenants’ security deposits	9,421,191
Cash — tenant improvement escrow	15,374,241
Accounts receivable — net	3,932,682
Rent receivable — net	3,056,141
Unbilled rent receivable — net	56,665,930
Loans receivable	1,115,356
Prepaid expenses	16,158,302
Deferred charges and other deferred costs, net of accumulated
amortization	14,410,558
Due from Lessor	—
Due from Supervisor	300,000
Other assets	231
Total Assets	$341,253,759
Liabilities and Equity
Liabilities:
Accounts payable and accrued liabilities	$9,025,174
Tenants’ security deposits payable	9,421,191
Overage rent due to Lessor	24,199,368
Due to Lessor	11,913,872
Deferred income	8,705,402
Total Liabilities	63,265,007
Equity (Deficit):
Empire State Building Company L.L.C. members’ equity	278,647,337
Noncontrolling interest	(658,585)
Total Equity	277,988,752
Total Liabilities and Equity	$341,253,759

The accompanying notes are an integral part of these consolidated financial statements.
THe

Empire State Building Company L.L.C. and Affiliates Consolidated Statements of Income

	December 31,
	2012	2011
Income:
Rent:
Minimum rental revenue	$76,847,823	$71,027,944
Tenant reimbursements	25,100,017	25,652,065
Antenna license fees	17,061,076	16,410,246
Other	4,427,863	5,504,740
Total Rent	123,436,779	118,594,995
Real Estate Tax Refund — net	10,131,396	—
Observatory:
Revenue	91,870,220	80,562,446
Expenses	20,708,587	20,009,225
Observatory Net Income	71,161,633	60,553,221
Total Income	204,729,808	179,148,216
Operating Expenses:
Basic rent expense	10,227,898	8,439,772
Overage rent	24,199,368	28,780,449
Real estate taxes	26,340,502	30,009,907
Payroll and related costs	22,174,690	23,025,267
Repairs and maintenance	17,445,198	14,697,053
Utilities	12,717,984	12,557,405
Supervisory fees	591,567	583,368
Professional fees	5,892,769	5,340,405
Insurance	7,239,712	7,422,948
Advertising	2,324,696	2,113,253
Cleaning	2,862,839	2,881,196
Administrative	1,972,563	1,580,273
Acquisition fees	7,894,232	8,305,666
Depreciation	11,695,513	12,795,037
Amortization	1,919,149	3,038,347
Bad debts, net	1,797,652	5,423,352
Total Operating Expenses	157,296,332	166,993,698
Operating Income	47,433,476	12,154,518
Interest and Dividend Income	97,463	125,011
Net Income	47,530,939	12,279,529
Net Income of Affiliate Attributable to Noncontrolling Interest	(1,148,000)	(1,200,000)
Net Income Attributable to Empire State Building Company L.L.C	$46,382,939	$11,079,529
The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates Consolidated Statements of Changes in Equity

	Years Ended December 31, 2012 and 2011
	Total	Empire State Building Company, L.L.C. Members' Equity	Noncontrolling Interest
Equity (Deficit) — January 1, 2011	279,078,284	282,084,869	(3,006,585)
Distributions — 2011	(41,000,000)	(41,000,000)	—
Net Income — 2011	12,279,529	11,079,529	1,200,000
Equity (Deficit) — December 31, 2011	250,357,813	252,164,398	(1,806,585)
Distributions — 2012	(19,900,000)	(19,900,000)	—
Net Income — 2012	47,530,939	46,382,939	1,148,000
Equity (Deficit) — December 31, 2012	277,988,752	278,647,337	(658,585)

The accompanying notes are an integral part of these consolidated financial statements.

Empire State Building Company L.L.C. and Affiliates Consolidated Statements of Cash Flows

	Years Ended December 31,
	2012	2011
Cash Flows from Operating Activities:
Net income	$47,530,939	$12,279,529
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,695,513	12,795,037
Amortization	1,919,149	3,038,347
Bad debts	1,899,435	5,423,352
Net change in operating assets and liabilities:
Accounts receivable	(2,425,450)	756,360
Rent receivable	(2,111,292)	(4,478,387)
Unbilled rent receivable	(12,869,876)	(8,392,856)
Loans receivable	119,823	118,396
Prepaid expenses	232,209	(365,719)
Deferred charges — leasing commissions and costs	(3,937,444)	(435,655)
Overage rent due from/to Lessor	(4,581,081)	30,669,078
Other assets	(231)	314,445
Accounts payable and accrued liabilities	(11,115,822)	5,062,734
Deferred income	(230,562)	2,943,959
Net Cash Provided by Operating Activities	26,125,310	59,728,620
Cash Flows from Investing Activities:
Property additions	(22,797,417)	(7,025,547)
Net Cash Used in Investing Activities	(22,797,417)	(7,025,547)
Cash Flows from Financing Activities:
Members' distributions	(19,900,000)	(41,000,000)
Reimbursements from Lessor	75,060,186	48,189,857
Outlays on behalf of Lessor	(57,078,508)	(64,835,291)
Other deferred costs	—	941,202
Tenant improvement escrow, net	(8,105,650)	(6,585,444)
Net Cash Used in Financing Activities	(10,023,972)	(63,289,676)
Net Decrease in Cash and Cash Equivalents	(6,696,079)	(10,586,603)
Cash and Cash Equivalents — beginning of year	32,210,735	42,797,338
Cash and Cash Equivalents — end of year	$25,514,656	$32,210,735
Purchases of property additions included in accounts payable and accrued liabilities	$1,052,147	$295,480
Supplemental Schedule of Noncash Activities —

In connection with a new tenant, as an inducement for an existing tenant to vacate its space, the Company forgave the existing tenant’s outstanding rent receivable
Decrease in rent receivable	$(955,946)	$—
Increase in subtenant improvements	955,946	—
	$—	$—
The accompanying notes are an integral part of these consolidated financial statements.

1.	Organization and Nature of Business
Empire State Building Company L.L.C. (“ESB”) was originally organized on August 15, 1961 as a joint venture to lease and sublease the approximately 2,900,000 square foot office building and Observatory, more commonly known as the Empire State Building situated at 350 Fifth Avenue, New York, New York, (the “Property”), At December 31, 2012, the Property was approximately 69% occupied. On April 2, 1971, ESB converted from a joint venture to a general partnership. On December 17, 2001, ESB converted from a general partnership to a New York limited liability company and is now known as Empire State Building Company
L.L.C. Although limited liability companies are unincorporated associations, their members have limited personal liability for the obligations or debts of the entity similar to stockholders of a corporation.
ESB commenced operations on August 15, 1961 and is to continue until the earlier of the complete disposition of all of the Company’s assets, unless sooner terminated pursuant to the Operating Agreement or by law.
On February 9, 1962, Empire State Building, Inc. (the “Observatory” or “Inc.”) was formed to sublease from ESB and operate the observation decks located on the 86th and 102nd floors of the Property. A new lease was entered into in 2010 (the “2010 Lease”) under which Inc. acted as agent for a joint venture (the “Joint Venture”) owned 99% by ESB and 1% by Inc. The Joint Venture arrangement has no significant impact on the financial position or results of operations reported in the consolidated financial statements. The 2010 Lease expired on December 31, 2010 and was not renewed.
On January 1, 2011, ESB entered into a lease for the observation decks with Empire State Realty Observatory TRS, LLC (formerly ESB Observatory LLC), a newly organized limited liability company owned 99% by ESB and 1% by ESB 102 Corporation (which, in turn, is owned 100% by ESB), for a five-year term commencing January 1, 2011 and expiring December 31, 2015. Empire State Realty Observatory TRS, LLC is to pay fixed annual rent of $6,700,000, adjusted each year commencing 2012 to reflect the increase in the Consumer Price Index, plus additional rent, as defined in the lease. The new leasing arrangement does not have a significant impact on the financial position or results of operations reported in the consolidated financial statements.
On July 15, 2009, ESB Captive Insurance Company L.L.C. (the “Captive”) was formed in the State of Vermont, as a captive insurance company to insure the Property and business interruption risks of ESB and the Observatory, including, but not limited to, terrorism risks. The Captive was formed as a single member limited liability company, wholly owned by ESB. For income tax reporting purposes, a single member LLC is classified as a division of its member, accordingly, the single member LLC’s taxable income or loss is reportable by its member. The Captive reinsures certain coinsurance amounts. There were no losses incurred throughDecember 31, 2012.

2.	Summary of Significant Accounting Policies
Principles of consolidation: The accompanying consolidated financial statements include the accounts of Empire State Building Company L.L.C. and its wholly owned subsidiaries: ESB Captive Insurance Company L.L.C, ESB 102 Corporation, and Empire State Realty Observatory TRS, LLC; and Empire State Building, Inc. (collectively, the “Company”).
All significant intercompany accounts and transactions have been eliminated in consolidation.
The Company follows the provisions pertaining to noncontrolling interests of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” A noncontrolling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. Among other matters, the noncontrolling interest standards require that noncontrolling interests be reported as part of equity in the consolidated balance sheet (separately from the controlling interest’s equity). The noncontrolling interest standards also require companies to disclose the changes in the noncontrolling interest in the statement of equity or in a separate note to the financial statements; and require that net income include earnings attributable to the noncontrolling interest with disclosure on the face of the statements of income of the amounts attributable to the parent and to the noncontrolling interest.
The Company’s interest in Empire State Building, Inc. is classified as a noncontrolling interest in the accompanying consolidated financial statements.
Reclassifications: For purposes of comparison, certain items shown in the 2011 consolidated statement of income has been reclassified to conform with the presentation used for 2012.

Variable interest entities: Under FASB ASC 810, “Consolidation,” when a reporting entity (ESB) is the primary beneficiary of an entity that is a variable interest entity as defined in FASB ASC 810, the variable interest entity must be consolidated into the financial statements of the reporting entity. The determination of the primary beneficiary of a VIE is based on a qualitative rather than a quantitative analysis. An entity is required to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

Prior to January 1, 2011, ESB had determined that both Inc. and the Joint Venture were VIEs of which ESB was the primary beneficiary. As a result, ESB consolidated both the Joint Venture and Inc. at December 31, 2010, as ESB through its design of the Joint Venture and Inc. and its lease to the Joint Venture, had both the power to direct the activities that most significantly impact both the Joint Venture and Inc.’s economic performance and the obligation to absorb losses of both the Joint Venture and Inc. and the right to receive benefits from both the Joint Venture and Inc. that could be significant to both the Joint Venture and Inc.

On January 1, 2011, ESB deconsolidated the Joint Venture as a result of the expiration of the 2010 Lease.
As of December 31, 2012, ESB continued to report an estimated $762,000 income tax liability relating to uncertain tax positions of Inc. as ESB is responsible for such liability.

The deconsolidation of the Joint Venture had no impact on ESB’s consolidated balance sheets and statement of income as ESB owned 99% of the Joint Venture.

The aggregate assets, liabilities and deficit of Inc. as of December 31, 2012 were $4,574,414, $5,232,999 and $(658,585) respectively, and net income for the year ended December 31, 2012 consisted of an income tax benefit of $1,148,000. The liabilities of Inc. consist of $762,000 of income tax liability and approximately
$4,470,000 of intercompany payable due to ESB, which eliminates in consolidation. The net income for the year ended December 31, 2011 consisted of an income tax benefit of $1,200,000.

Revenue recognition
Empire State Building Company L.L.C.: Minimum rental revenue is recognized on a straight-line basis over the terms of the subleases. The excess of rents so recognized over amounts contractually due pursuant to the underlying subleases is included in unbilled rents receivable on the accompanying balance sheets. Leases generally contain provisions under which tenants reimburse the Company for a portion of property operating expenses, real estate taxes and other recoverable costs. Receivables for escalation and expense reimbursements are accrued in the period to which they relate. Rental payments received before they are recognized as income are recorded as deferred income.

ESB provides an estimated allowance for uncollectible rent and loans receivable based upon an analysis of tenant and loan receivables and historical bad debts, tenant concentrations, tenant credit worthiness, tenant security deposits (including letters of credit and lease guarantees provided by the tenant), current economic trends and changes in tenant payment terms. Rent receivable is shown net of an estimated allowance for doubtful accounts of $1,359,000 at December 31, 2012. Unbilled rent receivable is shown net of an estimated allowance for doubtful accounts of $830,000 at December 31, 2012.

Empire State Realty Observatory TRS, LLC and Empire State Building, Inc.: Revenues from the sale of Observatory tickets are recognized upon admission or ticket expiration. Deferred income related to unused and unexpired tickets as of December 31, 2012 was approximately $3,200,000.

Empire State Realty Observatory TRS, LLC provides an estimated allowance for uncollectible accounts receivable based upon an analysis of accounts receivable and historical bad debts, customer credit worthiness, current economic trends and changes in payment terms. Management believes no allowance is necessary for outstanding accounts receivable balances at December 31, 2012.

Cash and cash equivalents: The Company considers highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.
At times the Company has demand and other deposits with a bank in excess of federally insured limits. The possibility of loss exists if the bank holding uninsured deposits were to fail.
Property: The Company reviews real estate assets for impairment whenever events or changes in circumstances indicate the carrying amount of assets to be held and used may not be recoverable. Impairment losses are recognized when the estimated undiscounted cash flows expected to be generated by those assets are less than the assets’ carrying amount. Impaired assets are recorded at their estimated fair value calculated based on the discounted cash flows expected to be generated by the asset. No impairment loss has been recorded for the years ended December 31, 2012 and 2011.
Depreciation and amortization: Depreciation is computed by the straight-line method over the estimated useful lives of forty years for the leasehold improvements and seven years for equipment. The leasehold is being depreciated by the straight-line method over the term of the sublease. Subtenant improvements, leasing commissions and leasing costs are amortized by the straight-line method over the terms of the related tenant leases.
Repairs and maintenance are charged to expense as incurred. Expenditures which increase the useful lives of the assets are capitalized.
Sales tax: Sales tax collected by ESB from tenants for sub-metered electricity is presented in the financial statements on a gross basis and, accordingly, included in revenue and expenses. Observatory admission ticket sales are reported net of sales tax and, accordingly, excluded from revenue and expenses.
Income taxes: ESB and Empire State Realty Observatory TRS, LLC are not subject to federal and state income taxes and, accordingly, make no provision for federal and state income taxes in the accompanying financial statements. ESB’s rental operations are not subject to local income taxes. ESB’s taxable income or loss (which includes the income or loss of the Captive) is reportable by its members.
Inc. has elected to be taxed under the Subchapter S provisions of the Internal Revenue Code and applicable New York State income tax law effective January 1, 1971. Accordingly, the Company has not provided for federal or state income taxes since all income is passed through directly to the stockholders for the years ended December 31, 2012 and 2011. ESB and Empire State Realty Observatory TRS, LLC are subject to New York City Unincorporated Business tax which totaled approximately $196,000 and $177,000 for the years ended December 31, 2012 and 2011, respectively. ESB 102 Corporation is subject to federal, New York State and New

York City corporation tax, which totaled approximately $12,000 and $11,000 for the years ended December 31, 2012 and 2011, respectively.

The Company follows the provisions pertaining to uncertain tax positions of FASB ASC 740, “Income Taxes,” which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under FASB ASC 740 the tax benefit from an uncertain tax position may only be recognized if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Among other matters, FASB ASC 740 also provides guidance on accounting for interest and penalties associated with tax positions. As of December 31, 2012, the Company has recorded a liability of $762,000 for uncertain tax positions, which is included in accounts payable and accrued liabilities on the Company’s consolidated balance sheet (including $262,000 of accrued interest and penalty). During the years ended December 31, 2012 and 2011, the Company recorded a tax benefit of $1,148,000 and$1,200,000 (inclusive of reductions in interest and penalties of $358,000 and $330,000) as a component of Observatory Income, net on the accompanying consolidated statements of income. The liability is based on amounts of possible outcomes, using facts, circumstances and information available at the reporting date. Interest and penalties are included as a component of income tax benefit on the accompanying consolidated statements of income.
Taxable years ended December 31, 2009, 2010 and 2011 are subject to IRS and other jurisdictions tax examinations.
Advertising: The Company expenses advertising costs as incurred. The Company incurred advertising costs of $4,902,995 and $4,703,117, respectively (inclusive of $2,578,299 and $2,589,864, respectively, incurred by Empire State Realty Observatory TRS, LLC), for the years ended December 31, 2012 and 2011.
Environmental costs: The Property contains asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations. As certain demolition of the space occurs, environmental regulations are in place, which specify the manner in which the asbestos must be handled and disposed. Because the obligation to remove the asbestos has an indeterminable settlement date, the Company is unable to reasonably estimate the fair value of this obligation. Asbestos abatement costs are charged to expense as incurred.
Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. The Company regards the allowance for uncollectible rents (including unbilled rent receivable) as being particularly sensitive. Further, when tenants experience financial difficulties, uncertainties associated with assessing the recoverability of subtenant improvements and leasing commissions increase.
Other items subject to such estimates and assumptions include the determination of the useful life of real estate and other long-lived assets as well as the valuation and impairment analysis of real property and other long-lived assets.
The real estate industry has historically been cyclical and sensitive to changes in economic conditions such as interest rates, credit availability and unemployment levels. Changes in these economic conditions could affect the assumptions used by management in preparing the accompanying financial statements.
New accounting pronouncements: In May 2011, the FASB issued ASU 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in
U.S. GAAP. This ASU provides guidance setting forth additional requirements relating to disclosures about fair value. In accordance with the guidance the Company requires additional disclosures, including: (i) quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs, for Level 3 fair value measurements; (ii) fair value of financial instruments not measured at fair value but for which disclosure of fair value is required, based on their levels in the fair value hierarchy; and (iii) transfers between Level 1 and Level 2 of the fair value hierarchy. For nonpublic companies this ASC is effective for annual periods beginning on or after December 15, 2011. The adoption of this update on January 1, 2012 did not have a material impact on our consolidated financial statements.
In September 2011, the FASB issued ASU 2011-9, Compensation-Retirement Benefits-Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer’s Participation in a Multiemployer Plan. The ASU requires substantially more disclosures regarding the multiemployer plan the Company participates in, the nature of the Company’s commitment to the plan and other disclosures. The current recognition and measurement guidance is unchanged. For nonpublic companies this ASU is effective for annual periods for fiscal years ending after December 15, 2012.

3.	Members’ Equity
Profits, losses and distributions are allocated to the members pursuant to the Company’s Operating Agreement.
The Company must maintain minimum capital and surplus of $250,000 in accordance with Vermont captive insurance regulations.

4.	Deferred Charges

Deferred charges consist of the following as of:	December 31, 2012

Leasing commissions	$22,617,759
Leasing costs and other deferred costs	1,002,978
23,620,737
Less accumulated amortization	9,210,179
Total	$14,410,558

5.	Loans Receivable
During 2010, the Company entered into lease modification agreements with two tenants which had rent receivable balances in arrears totaling $1,399,909. Interest income is recognized using the effective interest method and recognized on the accrual basis. As of December 31, 2012, loans receivable consist of the following:

Date of Loan	Outstanding Principal Balance	Interest Rate	Maturity
February 28, 2010	$935,356	LIBOR (*) +3.5%	December 1, 2024
December 28, 2010	180,000	Prime (**) +3.0%	December 1, 2015
	$1,115,356

(*) 0.3095% (three month LIBOR) at December 31, 2012.
(**) 3.25% at December 31, 2012.

Future principal payments due are as follows:

2013	$123,000
2014	125,000
2015	128,000
2016	70,000
2017	73,000
Thereafter	596,356
$1,115,356

6.	Related Party Transactions
ESB (the “Lessee”) entered into a lease agreement with Empire State Building Associates L.L.C. (the “Lessor”) which was set to expire on January 4, 2013. On February 11, 2010, the Company exercised the remaining lease renewal options for the period January 4, 2013 to January 4, 2076. The lease provides for an annual basic minimum rent equal to $6,018,750 through January 4, 2013; thereafter, the annual basic minimum rent is equal to $5,895,625.
In accordance with the 3rd lease modification dated as of July 26, 2011, the minimum basic rent described above has been increased to cover debt service on the outstanding principal balance (in an amount not to exceed
$159,000,000 without the Lessee’s consent) in excess of $60,500,000 on the Lessor’s $300,000,000 new mortgage Loan obtained July 26, 2011 (the “Loan”), of which $159,000,000 has been advanced as of December 31, 2011. Provided no event of default has occurred, and subject to other conditions, upon Lessor’s request, HSBC has also agreed to source further additional commitments aggregating up to $200,000,000 in the sole discretion of the lenders. Any further advances under the Loan are subject to the consent of Lessee.
On July 26, 2011, the Lessor closed on a new mortgage loan with HSBC Bank USA and other participating banks (the “Lenders”) with an initial advance of $159,000,000 to be used to pay and discharge all existing mortgage loans secured by the Property, to fund operations and working capital requirements relating to the Property (including for improvements) and certain other general purposes. Subject to the conditions set forth in the Loan agreement, the Lenders may provide the Lessor with additional advances of up to $76,000,000 and use commercially reasonable efforts to arrange for additional commitments from other financial institutions in an aggregate amount equal to $65,000,000. On November 2, 2011 the Loan was amended to increase the loan amount to $300,000,000. An additional $30,000,000 was drawn on the Loan on April 5, 2012 bringing the total amount advanced to $189,000,000. Under the fourth modification of the sublease dated as of April 5, 2012, the Company agreed to an increase in basic rent to cover the debt service on such $30,000,000 draw. An additional
$30,000,000 was drawn on the Loan on July 9, 2012 bringing the total amount advanced to $219,000,000. Under the fifth modification of the sublease dated as of July 9, 2012, the Company agreed to an increase in basic rent to cover the debt service on such $30,000,000 draw. The Lessor must also maintain a debt yield as specified in the Loan. Subject to the terms and conditions of the Loan, the outstanding principal amount of the loan shall bear interest at a rate equal to 2.5% per annum above 30-day LIBOR, unless such rate is not available, in which event the Loan would bear interest at 2.5% per annum in excess of (i) HSBC’s prime rate or (ii) the BBA LIBOR Daily Floating Rate. The aggregate rate was 2.71% at December 31, 2012. The Lessor is obligated to repay the outstanding amount of the Loan plus accrued and unpaid interest and all other amounts due under the Loan and related documents on July 26, 2014, which the Lessor may extend to July 26, 2015 and thereafter to July 26, 2016, in each case, subject to an extension fee of 0.25% of the total availability under the Loan at the time of such extension. Such extensions are subject to customary conditions, including the maintenance of a certain loan- to-value ratio and debt yield and the absence of an event of default. The Lessor incurred a prepayment penalty of approximately $2,400,000 in connection with the repayment of the old notes. On October 11, 2012 the Secured Term Loan was amended to increase the Lenders’ respective commitments from an aggregate of $300,000,000 to an aggregate of $500,000,000 and provides that a condition for any advance in respect of such increased amount
(in addition to the other conditions in the loan agreement) is the delivery of an updated appraisal to the effect that the Loan-To-Value Ratio (as defined in the loan agreement) does not then exceed 50%. Upon execution of the amendment, Registrant paid the Lenders a facility fee of 0.75% of such increase ($1,500,000) and an arrangement fee of 0.25% of such increase ($500,000).
Improvement and tenanting costs funded out of the proceeds from the Lessor’s mortgage loans which are secured by the Property are borne by the Lessor and capitalized as property improvements or tenanting costs in the Lessor’s financial statements. Improvement and tenanting costs funded out of the ESB’s operating cash flow are borne by ESB and are capitalized in its financial statements as leasehold improvements or tenanting costs.
In connection with the July 2011 refinancing of Lessor’s mortgage loans with the new $159,000,000 mortgage, approximately $58,000,000 became available to fund property improvements and tenanting costs allowing reimbursement to the Company subsequent to June 30, 2011 of approximately $34,000,000 it had incurred and recorded on its financial statements during the first six months of 2011 for fixed asset additions of$24,400,000 and deferred leasing costs of $9,600,000. The foregoing was effected in the third quarter of 2011 and resulted in 1) Company’s removal of such asset additions and Lessor’s recording of same on its financial statements, and 2) Company’s accrual of overage rent payable to the Lessor equal to approximately 50% thereof. Through December 31, 2012, the Company has incurred approximately $121,390,000 for improvements and tenanting costs.
In accordance with the 2nd lease modification dated as of February 25, 2009, the minimum basic rent described above was increased to cover debt service on the Lessor’s $31,500,000 second mortgage loan obtained on February 25, 2009 that was repaid on July 26, 2011 with the proceeds from the Loan described above. The basic rent was increased to cover debt service, which consisted of only interest during the period the second mortgage loan was outstanding and totaled $1,132,000 for the year ended December 31, 2011.
The lease also provides for additional rent (“Overage Rent”) through all renewal terms equal to 50% of the Lessee’s annual net operating profit, as defined, in excess of $1,000,000, in each lease year.
In addition to the above, the Lessee is required to pay for all operating and maintenance expenses, real estate taxes, and necessary repairs and replacements, and keep the Property adequately insured against fire and accident.
Beginning in 2008 when participants in the Lessor consented to a building improvements program (the “Program”), a program has been undertaken by the Company to maintain and enhance the Property, and its competitive position. Through December 31, 2012 the Company has incurred costs related to the Program of approximately $171,599,000 (which consisted of building improvements and tenant leasing costs of approximately $94,080,000 and $77,519,000, respectively), and the Lessor has incurred costs related to the Program of approximately $130,461,000 (which consisted of building improvements and tenant leasing costs of approximately $64,827,000 and $65,634,000, respectively). In addition, during the period from 2006-2008, the Company incurred building improvement costs of $15,684,000. The Company currently estimates that the total costs of all Program-related projects will be approximately $650,000,000 to $670,000,000. Lessor intends to seek additional financing to fund future Property improvements and tenanting costs.
The Company is financing the Program and billing the Lessor for certain costs incurred. The Program
(1) grants the ownership of improvements and tenanting costs funded by Lessor to Lessor and acknowledges Lessor’s desire to finance such costs through an increase in the fee mortgage, and (2) allows for the increased mortgage charges to be paid by Lessor from an equivalent increase in basic rent paid by the Company, all to the extent the Company joins Lessor in approving such mortgage increase. Since additional rent will be decreased by one-half of that increase in basic rent, the net effect of the lease modification is to have the Company and Lessor share the costs of the Program equally, assuming the Company’s profitability continues to obligate it to pay overage rent.
In connection with the Loan, the Company has assigned all subleases and rents to the lender as additional collateral.
The following is a schedule of future minimum rental payments as of December 31, 2012 assuming there are no additional principal drawdowns, the Loan continues to bear interest at the aggregate rate in effect as of December 31, 2012 and the Loan is repaid on its initial maturity date):

2013	$10,250,000
2014	9,460,000
2015	5,900,000
2016	5,900,000
2017	5,900,000
Thereafter	342,010,000
$379,420,000

Due from Supervisor at December 31, 2012 of $300,000, represents cash held on our behalf by the Supervisor.

Due to Lessor at December 31, 2012 of $11,913,872 represents advances made for building improvements made on its behalf.

Distributions are paid from a cash account held by Malkin Holdings. That account is reflected on the balance sheet as “Due from Supervisor.”
Supervisory and other services are provided to the Company by its Supervisor, Malkin Holdings LLC (“Malkin Holdings”), a related party.
Beneficial interests in the Company are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.
Fees and payments to Malkin Holdings during the years ended December 31, 2012 and 2011, are as follows:

	2012		2011
Basic supervisory fees	$591,567		$538,368
Offering costs for work done by the employees of the Supervisor	1,064,025	*	983,027	*
Other fees and disbursements	335,717	*	660,318	*
Service fee on security deposit accounts	31,528		24,610
Total	$2,022,837		$2,206,323

* Offering costs for work done by the employees of the Supervisor and other fees and disbursements are included within professional fees in the Consolidated Statements of Income.
For administration and investment of each tenant security deposit account, Malkin Holdings has earned since 1973 a service fee of 1% of the account balance, which fee totaled $31,528 and $24,610 for the years ended

December 31, 2012 and 2011, respectively. As this service fee is deducted from interest otherwise payable to tenants, these financial statements show no related expense to the Company.
Through December 31, 2012, the Company has been charged an aggregate of $16,297,266, $7,894,232 for the year ended December 31, 2012 included in acquisition fees and professional fees, of which $1,697,050 is included in accrued liabilities at December 31, 2012, to reimburse Malkin Holdings for services and third-party fees it had advanced in connection with a proposed consolidation of the Company, other public and private entities supervised by Malkin Holdings and Malkin Holdings and certain affiliated management companies into Empire State Realty Trust, Inc., a newly formed real estate investment trust (collectively the “Consolidation”) and the initial public offering of Class A common stock of Empire State Realty Trust, Inc. (the “IPO”). Prior to the fourth quarter of 2011, acquisition fees were capitalized. Beginning in the fourth quarter of 2011, the Company determined that such costs should be written off and charged to expense. Such fees are borne entirely by the Company and are not shared indirectly with the Lessor through Overage Rent deductions. If the Consolidation and IPO is completed, the Company will be reimbursed for all such costs from the proceeds of the IPO.
Under separate agreements to which the Company is not a party, Malkin Holdings, members of Mr. Malkin’s immediate family and other persons having no management role or ownership interest in Malkin Holdings receive additional payments from investors in the Company in varying percentages, based upon current year distributions. These third party payments do not impose any obligation upon the Company or affect its assets and liabilities.
Malkin Holdings also serves as supervisor for the Company’s Lessor and receives from Lessor a basic annual fee and a payment in respect of a profits interest based on distributions to Lessor’s investors. Beneficial interests in Lessor are held directly or indirectly by one or more persons at Malkin Holdings and/or their family members.

7.	Rental Income Under Operating Subleases
Future minimum rentals (including antenna license fees) assuming neither renewals nor extensions of leases which may expire during the periods, on noncancelable operating leases in effect as of December 31, 2012 are as follows:

2013	$100,470,000
2014	106,640,000
2015	103,650,000
2016	92,670,000
2017	89,380,000
Thereafter	565,910,000
$1,058,720,000
At December 31, 2012, two tenants, a consumer goods sourcing company and a fragrance company comprised approximately 48% of future minimum rental income. There were no other tenants which comprised over 10% of the future minimum rental income.
In connection with a lease entered into during 2008, the Company was required to escrow funds for the Company’s contribution for improvement work to be performed. These funds will be disbursed as the work is completed (as defined).
In March 2012, the Company concluded an agreement with New York City for a reduction in real estate taxes for the tax years 2002/2003 — 2011/2012 resulting in gross tax savings of approximately $16,900,000, of which approximately $12,400,000 was in the form of a refund and the balance through future tax reductions to be phased in through 2015/2016. For the year ended December 31, 2012, the Company recorded a real estate tax refund of $10,131,396 which is net of professional fees totaling $1,736,018 (including $867,505 paid to Malkin Holdings) and $510,337 of real estate tax escalation rent over-billings (resulting from the tax reduction) due to existing tenants.

8.	Leasing Agreements
The Company has engaged Newmark Knight Frank (“NKF”) as leasing agent for the non-retail space of the Property. For the year ended December 31, 2012 NKF commissions capitalized by the Company totaled approximately $1,166,000.
The Company has engaged CB Richard Ellis, Inc. (“CBRE”) as leasing agent for the retail space of the Property. There were no CBRE leasing commissions incurred for the years ended December 31, 2012 and 2011. For the year ended December 31, 2012, CBRE commissions capitalized by the Company totaled $986,000.

9.	Multiemployer Pension Plan
The Company contributes to a multiemployer defined benefit pension plan under the terms of collective- bargaining agreements that cover its union-represented employees. The risks of participating in the multiemployer plan are different from a single-employer plan in the following aspects:

•	Assets contributed to the multiemployer defined plan by one employer may be used to provide benefits to employees of other participating employers.

•	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

•
If the Company chooses to stop participating in its multiemployer plan, the Company may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The union which has significant employees and costs is as follows:
32BJ
The Company participates in the Building Service 32BJ, or Union, Pension Plan and Health Plan. The Pension Plan is a multi-employer, non-contributory defined benefit pension plan that was established under the terms of collective bargaining agreements between the Service Employees International Union, Local 32BJ, the Realty Advisory Board on Labor Relations, Inc. and certain other employees. This Pension Plan is administered by a joint board of trustees consisting of union trustees and employer trustees and operates under employer identification number 13-1879376. The Pension Plan year runs from July 1 to June 30. Employers contribute to the Pension Plan at a fixed rate on behalf of each covered employee. Separate actuarial information regarding such pension plans is not made available to the contributing employers by the union administrators or trustees, since the plans do not maintain separate records for each reporting unit. However, on September 28, 2012 and 2011, the actuary certified that for the plan years beginning July 1, 2012 and 2011, respectively, the Pension Plan was in critical status under the Pension Protection Act of 2006. The Pension Plan trustees adopted a rehabilitation plan consistent with this requirement. No surcharges have been paid to the Pension Plan as of December 31, 2012. For the years ended December 31, 2012, and 2011, the Pension Plan received contributions from employers totaling approximately $212,741,000, and $201,266,000, respectively.
The Health Plan was established under the terms of collective bargaining agreements between the Union, the Realty Advisory Board on Labor Relations, Inc. and certain other employers. The Health Plan provides health and other benefits to eligible participants employed in the building service industry who are covered under collective bargaining agreements, or other written agreements, with the Union, The Health Plan is administered by a Board of Trustees with equal representation by the employers and the Union and operates under employer identification number 13-2928869. The Health Plan receives contributions in accordance with collective bargaining agreements or participation agreements. Generally, these agreements provide that the employers contribute to the Health Plan at a fixed rate on behalf of each covered employee. For the years ended
December 31, 2012, and 2011, the Health Plan received contributions from employers totaling approximately$893,329,000 and $843,205,000, respectively.
Terms of Collective Bargaining Agreements
The most recent collective bargaining agreement for Local 32BJ commenced from January 1, 2012 through December 31, 2015 (prior agreement was from January 1, 2008 through December 31, 2011).
Contributions we made to the multiemployer plans for the years ended December 31, 2012 and 2011 are included in the table below:

Benefit Plan	2012	2011
Pension plans (pension and annuity)*	$1,640,100	$1,526,796
Health plans**	4,106,861	3,735,727
Other***	114,964	162,554
Total plan contributions	$5,861,925	$5,425,077

*	Pension plans include $266,075 and $348,207 for the years ended December 31, 2012 and 2011, respectively, from multiemployer plans not discussed above.
** Health plans include $638,509 and $475,484 for the years ended December 31, 2012 and 2011, respectively, from multiemployer plans not discussed above.
*** Other includes $20,969 and $15,602 for the years ended December 31, 2012 and 2011, respectively, from multiemployer plans not discussed above for union costs which were not itemized between pension and health plans.

10.	Pension Plan
The Company maintains a 401(k) defined contribution plan (the “Plan”) which covers substantially all employees of the Company who meet the eligibility requirements set forth in the Plan documents.
The Plan allows the Company to make discretionary employer contributions. There were no employer contributions for the years ended December 31, 2012 and 2011. The Plan may be terminated at the option of the Company.

11.	Fair Value of Financial Instruments
Cash and cash equivalents (including tenants security deposits and tenant improvement escrows), accounts receivable, rent receivable, due from Lessor, due from Supervisor, tenant security deposit payable, accounts payable and accrued liabilities, deferred income and overage rent due to Lessor are carried at amounts which reasonably approximate their fair values, due to the short maturities of the instruments. Loans receivable are carried at amounts which reasonably approximate their fair values at inception due to no known changes in the credit worthiness of the borrowers. Loans receivable are carried at amounts which reasonably approximate their fair values on the basis of estimated market interest rates for loans of comparable quality and maturity.

12.	Observatory Operations
The operations of the Empire State Building Observatory are summarized as follows:

	Year Ended December 31,
	2012	2011
Income:
Admissions	$83,738,541	$72,992,182
Ancillary income	581,272	295,442
Credit card and other sales fees	(1,178,254)	(1,116,105)
Total Income	83,141,559	72,171,519
Operating Expenses:
Payroll and related costs	15,683,395	15,620,010
Advertising	2,578,300	2,589,864
Commercial rent and other taxes	918,848	835,500
Repairs and maintenance	638,213	457,918
Professional fees	1,278,007	1,183,622
Administrative	658,041	522,311
Bad debts	101,783	—
Total Operating Expenses	21,856,587	21,209,225
*Operating Income	61,284,972	50,962,294
Income Tax Benefit	1,148,000	1,200,000
Income prior to income received by Empire STate Building Company L.L.C.	62,432,972	52,162,294

Revenue received directly by Empire State Building Company L.L.C.:
Observatory license fees	5,315,739	4,869,531
Photography income	2,741,518	2,590,487
Audio tour income	123,031	170,544
Other income	548,373	760,365
Observatory Income, net	$71,161,633	$60,553,221
* Prior to rent paid and profit sharing to ESB which eliminates in consolidation.

13.	Litigation

Except as described below, as of December 31, 2013, we were not involved in any material litigation, nor, to our knowledge, was any material litigation threatened against us or our properties, other than routine litigation arising in the ordinary course of business such as disputes with tenants. We believe that the costs and related liabilities, if any, which may result from such actions, will not materially affect our combined financial position, operating results or liquidity.
In March 2012, five putative class actions, or the Original Class Actions, were filed in New York State Supreme Court, New York County by investors in certain of the existing entities (constituting the predecessor and the non-controlled entities) (the "existing entities") on March 1, 2012, March 7, 2012, March 12, 2012, March 14, 2012 and March 19, 2012. The plaintiffs asserted claims against our predecessor’s management companies, Anthony E. Malkin, Peter L. Malkin, the estate of Leona M. Helmsley, our operating partnership and us for breach of fiduciary duty, unjust enrichment and/or aiding and abetting breach of fiduciary duty. They alleged, among other things, that the terms of the consolidation and the process by which it was structured (including the valuation that was employed) are unfair to the investors in the existing entities, the consolidation provides excessive benefits to Malkin Holdings LLC (now our subsidiary) and its affiliates and the then-draft prospectus/consent solicitation with respect to the consolidation filed with the SEC failed to make adequate disclosure to permit a fully-informed decision about the consolidation. The complaints sought money damages and injunctive relief preventing the consolidation. The Original Class Actions were consolidated and co-lead plaintiffs’ counsel were appointed by the New York State Supreme Court by order dated June 26, 2012. Furthermore, an underlying premise of the Original Class Actions, as noted in discussions among plaintiffs' counsel and defendants' counsel, was that the consolidation had been structured in such a manner that would cause investors in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. (the “subject LLCs”) immediately to incur substantial tax liabilities.
The parties entered into a Stipulation of Settlement dated September 28, 2012, resolving the Original Class Actions. The Stipulation of Settlement recites that the consolidation was approved by overwhelming consent of the investors in the existing entities. The Stipulation of Settlement states that counsel for the plaintiff class satisfied themselves that they have received adequate access to relevant information, including the independent valuer's valuation process and methodology, that the disclosures in the Registration Statement on Form S-4, as amended, are appropriate, that the consolidation presents potential benefits, including the opportunity for liquidity and capital appreciation, that merit the investors' serious consideration and that each of the named class representatives intends to support the consolidation as modified. The Stipulation of Settlement further states that counsel for the plaintiff class are satisfied that the claims regarding tax implications, enhanced disclosures, appraisals and exchange values of the properties that would be consolidated into our company, and the interests of the investors in the existing entities, have been addressed adequately, and they have concluded that the settlement pursuant to the Stipulation of Settlement and opportunity to consider the proposed consolidation on the basis of revised consent solicitations are fair, reasonable, adequate and in the best interests of the plaintiff class.
The defendants in the Stipulation of Settlement denied that they committed any violation of law or breached any of their duties and did not admit that they had any liability to the plaintiffs.
The terms of the settlement include, among other things (i) a payment of $55.0 million, with a minimum of 80% in cash and maximum of 20% in freely-tradable shares of common stock and/or freely-tradable operating partnership units to be distributed, after reimbursement of plaintiffs' counsel's court-approved expenses and payment of plaintiffs' counsel's court-approved attorneys' fees (which are included within the $55.0 million settlement payment) and, in the case of shares of common stock and/or operating partnership units, after the termination of specified lock-up periods, to investors in the existing entities pursuant to a plan of allocation to be prepared by counsel for plaintiffs; (ii) defendants' agreement that (a) the Offering would be on the basis of a firm commitment underwriting; (b) if, during the solicitation period, any of the three subject LLCs' percentage of total exchange value is lower than what was stated in the final prospectus/consent solicitation with respect to the consolidation by 10% or more, such decrease would be promptly disclosed by defendants to investors in the subject LLCs; and (c) unless total gross proceeds of $600.0 million are raised in the Offering, defendants will not proceed with the consolidation without further approval of the subject LLCs; and (iii) defendants' agreement to make additional disclosures in the prospectus/consent solicitation with respect to the consolidation regarding certain matters (which are included therein). Investors in the existing entities will not be required to bear any portion of the settlement payment. The payment in settlement of the Original Class Actions will be made by the estate of Leona M. Helmsley and affiliates of Malkin Holdings LLC (provided that none of Malkin Holdings LLC's affiliates that would become our direct or indirect subsidiary in the consolidation will have any liability for such payment) and certain investors, in the existing entities who agree to contribute. We will not bear any of the settlement payment.
The settlement further provides for the certification of a class of investors in the existing entities, other than defendants and other related persons and entities, and a release of any claims of the members of the class against the defendants and related persons and entities, as well as underwriters and other advisors. The release in the settlement excludes certain claims, including but not limited to, claims arising from or related to any supplement to the Registration Statement on Form S-4 that is declared effective to which the plaintiffs' counsel objects in writing, which objection will not be unreasonably made or delayed, so long as plaintiffs' counsel has had adequate opportunity to review such supplement. There was no such supplement that plaintiff's counsel objected to in writing. The settlement was subject to court approval. It is not effective until such court approval is final, including the resolution of any appeal. Defendants continue to deny any wrongdoing or liability in connection with the allegations in the Original Class Actions.
On January 18, 2013, the parties jointly moved for preliminary approval of the settlement, for permission to send notice of the settlement to the class, and for the scheduling of a final settlement hearing. On January 28, 2013, six of the investors in Empire State Building Associates L.L.C. filed an objection to preliminary approval, and cross-moved to intervene in the Original Class Actions and for permission to file a separate complaint on behalf of the investors in Empire State Building Associates L.L.C. On February 21, 2013, the court denied the cross motion of such objecting investors, and the court denied permission for such objecting investors to file a separate complaint as part of the Original Class Actions, but permitted them to file a brief solely to support their allegation that the buyout would deprive non-consenting investors in Empire State Building Associates L.L.C. of “fair value” in violation of the New York Limited Liability Company Law. The court rejected the objecting investors’ assertion that preliminary approval be denied and granted preliminary approval of the settlement.
Pursuant to a decision issued on April 30, 2013, the court rejected the allegation regarding the New York Limited Liability Company Law and ruled in the supervisor’s favor, holding that such buyout provisions are legally binding and enforceable and that investors do not have the rights they claimed under the New York Limited Liability Company Law.
On May 2, 2013, the court held a hearing regarding final approval of the Original Class Actions settlement, at the conclusion of which the court stated that it intended to approve the settlement. On May 17, 2013, the court issued its Opinion and Order. The court rejected the objections by all objectors and upheld the settlement in its entirety. Of the approximately 4,500 class members who are investors in all of the existing entities included in the consolidation, 12 opted out of the settlement. Those who opted out will not receive any share of the settlement proceeds, but can pursue separate claims for monetary damages. They are bound by the settlement agreement regarding equitable relief, so they cannot seek an injunction to halt the consolidation or our initial public offering. The settlement will not become final until resolution of any appeal.
Also on May 17, 2013, the court issued its Opinion and Order on attorneys’ fees. Class counsel applied for an award of $15.0 million in fees and $295,895 in expenses, which the court reduced to $11.59 million in fees and $265,282 in expenses (which are included within the $55.0 million settlement payment).
The investors who challenged the buyout provision filed a notice of appeal of the court’s April 30, 2013 decision and moved before the appellate court for a stay of all proceedings relating to the settlement, including such a stay as immediate interim relief. On May 1, 2013, their request for immediate interim relief was denied. On May 13, 2013, Malkin Holdings LLC filed its brief in opposition to the motion for the stay. On June 18, 2013, the appellate court denied the motion for the stay. On July 16, 2013, these investors filed their brief and other supporting papers on their appeal of the April 30, 2013 decision, which are required to perfect the appeal. On September 4, 2013, Malkin Holdings LLC filed its brief on the appeal, and also moved to dismiss the appeal on the grounds that these investors lack standing to pursue it. Malkin Holdings LLC contended that these investors were not entitled to appraisal under the New York Limited Liability Company Law because, among other reasons (i) they are not members of Empire State Building Associates L.L.C., and only members have such rights; (ii) the transaction in question is not a merger or consolidation as defined by statute, and appraisal only applies in those transactions; and (iii) when Empire State Building Associates L.L.C. was converted into a limited liability company, the parties agreed that no appraisal would apply. Moreover, Malkin Holdings LLC contended that only the 12 investors who opted out of the class action settlement could pursue appraisal, because that settlement contains a broad release of (and there is an associated bar order from the court preventing) any such claims. Malkin Holdings LLC further noted that of the six investors attempting to pursue the appeal, only two had in fact opted out of the class action settlement. On September 13, 2013, these investors filed their reply brief on the appeal, and opposed the motion to dismiss. On September 19, 2013, Malkin Holdings LLC filed its reply brief on the motion to dismiss. On October 3, 2013, the appeals court denied the motion to dismiss without prejudice to address the matter directly on the appeal, effectively referring the issues raised in the motion to the panel that will hear the appeal itself. The appeals court heard argument on November 21, 2013, and in a Decision and Order dated February 25, 2014, it affirmed the trial court’s ruling.
In addition, on June 20, 2013, these same investors, and one additional investor who also opposed the settlement of the Original Class Action, filed additional notices of appeal from the trial court’s rulings in the Original Class Actions. These notices of appeal related to (i) the order entered February 22, 2013 granting preliminary approval of the Original Class Action settlement and setting a hearing for final approval; (ii) the order entered February 26, 2013, refusing to sign a proposed order to show cause for a preliminary injunction regarding the consolidation; (iii) an order entered April 2, 2013, denying the motion to intervene and to file a separate class action on behalf of Empire State Building Associates L.L.C. investors; (iv) the order entered April 10, 2013, refusing to sign the order to show cause seeking to extend the deadline for class members to opt out of the Original Class Action settlement; (v) the Final Judgment and Order entered May 17, 2013; (vi) the order entered May 17, 2013 approving the Original Class Action settlement; and (vii) the order entered May 17, 2013 awarding class counsel attorneys’ fees and costs. On January 6, 2014, Class counsel moved to dismiss these additional appeals on the grounds that they were not timely perfected by filing an appellate brief and record. On February 6, 2014, the appeals court granted the motion unless the appeals are perfected by March 17, 2014.
There is no right to any further appeal of the appeals court’s February 25, 2014 ruling. However, the investors who challenged the buy-out provision may move for leave to appeal the appeals court’s ruling to the New York Court of Appeals, a process that may take many months. We cannot predict the timing or outcome of such a motion or, if it is granted, the appeal process or any related relief, if such further appeal were successful. If the trial and appeals courts’ decisions were reversed by the Court of Appeals, there is a risk that it could have a material adverse effect on us, which could take the form of monetary damages or other equitable relief, and the court could order some or all of the relief that the objecting investors have requested, as described above. Although there can be no assurance, we believe that the trial and appeals courts’ decisions were correct, that they will be upheld on any further appeal.
On March 14, 2014, one of the investors who had filed a notice of appeal from the trial court’s rulings in the Original Class Actions noted above perfected an appeal from the court’s May 17, 2013 Final Judgment and Order and orders approving the Original Class Action Settlement and awarding class counsel attorneys’ fees and costs. Responses to this appeal are due April 16, 2014. We cannot predict the timing or outcome of an appeal. If the court’s decision were reversed by an appellate court, there is a risk that it could have a material adverse effect on us, including the imposition of monetary damages, injunctive relief or both. Although there can be no assurance, we believe that the trial court’s decision was correct, and that it will be upheld on appeal. No other appeals were filed by the March 17, 2014 deadline set by the appeals court in its February 6, 2014 order.
In addition, commencing December 24, 2013, four putative class actions, or the Second Class Actions, were filed in New York State Supreme Court, New York County, against Malkin Holdings LLC, Peter L. Malkin, Anthony E. Malkin and Thomas N. Keltner, Jr. on behalf of former investors in Empire State Building Associates L.L.C. Generally, the Second Class Actions alleged that the defendants breached their fiduciary duties and were unjustly enriched. One of the Second Class Actions named us and our operating partnership as defendants, alleging that they aided and abetted the breaches of fiduciary duty. The Second Class Actions were consolidated on consent and co-lead class counsel was appointed by order dated February 11, 2014. A Consolidated Amended Complaint was filed February 7, 2014, which did not name us or our operating partnership as defendants. It seeks monetary damages. On March 7, 2014, defendants filed a motion to dismiss the Second Class Actions. We cannot predict the outcome of the motion (or if the motion is not granted, the outcome of the Second Class Actions).
We will incur costs in connection with this litigation. If the court were to rule against the defendants there is a risk that it could have a material adverse effect on us, which could take the form of monetary damages or other equitable relief.

In connection with the Offering and formation transactions, we entered into indemnification agreements with our directors, executive officers and chairman emeritus, providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against them. As a result, Anthony E. Malkin, Peter L. Malkin and Thomas N. Keltner, Jr. have defense and indemnity rights from us with respect to the Second Class Actions.
Additionally, there is a risk that other third parties will assert claims against us, Malkin Holdings LLC, or any other party entitled to defense and indemnity from us, including, without limitation, claims that the supervisor breached its fiduciary duties to investors in the existing entities or that the consolidation violates the relevant operating agreements, and third parties may commence litigation related to such claims. As a result, we may incur costs associated with defending or settling such litigation or paying any judgment if we lose.

14.	Subsequent Events
Overage Rent of $24,199,368 was paid to Associates, $2,000,000 on January 11, 2013 and $22,199,368 on March 4, 2013. On March 8, 2013, out of such Overage Rent, $13,254,000 was distributed to the Participants in Associates and $846,000 was paid to Malkin Holdings, representing the balance of its additional payment for 2012.
An additional $50,000,000 was drawn on the Secured Term Loan on February 26, 2013 bringing the total amount advanced to $269,000,000.
On October 7, 2013, Empire State Building Company L.L.C. (“ESB”) completed the contribution of its assets and liabilities to subsidiaries of Empire State Realty Trust, Inc. (“ESRT”), and ESRT completed its initial public offering of 82,225,000 shares of its Class A common stock, par value $0.01 per share (the “Class A Common Stock”). Empire State Building Company L.L.C. received consideration consisting of (a) 1,351,433 shares of Class A Common Stock in ESRT, (b) 96,399 shares of Class B Common Stock in ESRT and (c) 19,922,569 operating partnership units in Empire State Realty OP, L.P., the operating partnership of ESRT.
Empire State Building Company L.L.C. made final distributions to its investors in the amount of approximately $43.9 million consisting of excess cash and reimbursement of $27,752,153 of expenses incurred in connection with the Consolidation. From these distributions, $3.2 million was paid to the Malkin Group, including Peter L. Malkin and Anthony E. Malkin, in accordance to their ownership interests in ESB.
The Company has evaluated events and transactions for potential recognition or disclosure through March 24, 2014 the date the financial statements were available to be issued.